VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:           Bain Capital Specialty Finance, Inc.

Registration Statement on Form N-2

File No. 333-227743

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and Citigroup Global Markets Inc., on behalf of the several Underwriters, hereby join in the request of Bain Capital Specialty Finance, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 14, 2018 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                   Date of preliminary prospectus: November 7, 2018;

(ii)                Date of distribution: November 7, 2018 through November 14, 2018;

(iii)             Number of prospective underwriters to whom the preliminary prospectus was furnished: 10;

(iv)            Number of prospectuses so distributed: approximately 4,733; and

(v)               We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Act of 1934.

Very truly yours,

GOLDMAN SACHS & CO. LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                              INCORPORATED

MORGAN STANLEY & CO. LLC

CITIGROUP GLOBAL MARKETS, INC.

On behalf of themselves and the several Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Authorized Person
Name: Authorized Person
Title: Managing Director

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By: MORGAN STANLEY & CO. LLC

By:	/s/ Michael Occi
Name: Michael Occi
Title: Executive Director

By: CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Authorized Person
Name: Authorized Person
Title: Managing Director

[Bain Capital Specialty Finance, Inc. Acceleration Request]